UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZORO MINING CORP.
________________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.00001 per share
________________________________________________________________________________
(Title of Class of Securities)

98977W102
______________________________________
(CUSIP Number)

PAUL DOUGLAS BROCK
3430 East Sunrise Drive, Suite 120
Tucson, Arizona  85718

Telephone No. 520.299.0390
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 7, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Person:  Paul Douglas Brock
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Reporting Person With:

7.	Sole Voting Power: 1,000,000 (1) (2) (3)

8.	Shared Voting Power: -0-

9.	Sole Dispositive Power: 1,000,000 (1) (2) (3)

10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 1,000,000 (1) (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 1.2% (1) (2) (3)

14.	Type of Reporting Person (See Instructions): IND

(1) In accordance with the terms and conditions of a mineral property acquisition agreement dated April 12, 2007 (the “Option Agreement”) among Zoro and certain mineral property vendors (collectively, the “Vendors”), the Vendors granted to Zoro the sole and exclusive option to acquire a 100% undivided beneficial and registerable interest in and to certain unencumbered mineral property interests in consideration of the sale and transfer by Mr. Brock to the Vendors of an aggregate 36,500,000 shares of restricted common stock of Zoro held of record by Mr. Brock at a purchase price of $0.00001 per share. The Option Agreement was subject to certain conditions precedent which, if satisfactorily satisfied, triggered Mr. Brock’s obligatory sale and transfer. Effective May 7, 2007, Zoro completed the terms and conditions of the Option Agreement thus requiring Mr. Brock to transfer to the Vendors an aggregate 36,500,000 shares of common stock pursuant to a private transaction.

(2) In accordance with a verbal agreement between Zoro and the Mr. Brock and Mr. Brock’s resignation as President, Chief Executive Officer, Principal Financial Officer, Treasurer and Principal Accounting Officer of Zoro, Mr. Brock has returned to Zoro the share certificate(s) issued to him evidencing an aggregate of 24,850,000 shares of restricted common stock of the Issuer. The share certificate(s) will be cancelled and the 24,850,000 shares returned to treasury.

(3) The Reporting Person sold an aggregate of 9,650,000 shares of restricted common stock held of record to six separate individuals/entities at a price of $0.00001 per share pursuant to a private transaction.

Mr. Brock previously held of record 72,000,000 shares of common stock of Zoro as reported in the Schedule 13D filed with the Securities and Exchange Commission on April 24, 2007. After transfer of the 36,500,000 shares to the Vendors, the return to Zoro and subsequent cancellation of the 24,850,000 shares of common stock, and the private sale of an aggregate 9,650,000 shares of restricted common stock, Mr. Brock retains 1,000,000 shares of common stock held of record.

(1) Based on 85,680,000 shares of the Issuer’s common stock issued and outstanding as of May 7, 2007.

The class of equity securities to which this statement relates is shares of common stock, par value $0.00001 per share (the “Shares”), of Zoro Mining Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer is 3430 East Sunrise Drive, Suite 120, Tucson, Arizona  85718.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Paul Douglas Brock (the “Reporting Person”). By signing this statement, the Reporting Person agrees that this statement is filed on his behalf.

B.	Residence or Business Address:

The business address of the Reporting Person is 3430 East Sunrise Drive, Suite 120, Tucson, Arizona  85718.

C.	Present Principal Occupation and Employment:

The Reporting Person’s present principal occupation is as a businessman. The Reporting Person subsequently resigned as the Issuer’s President, Chief Executive Officer, Principal Financial Officer, Treasurer and Principal Accounting Officer but, remains a member of the Board of Directors of the Issuer.

D.	Criminal Proceedings:

During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is filing this amended Schedule 13D relating to: (i) the transfer by the Reporting Person of an aggregate 36,500,000 shares of restricted common stock of the Issuer held of record by the Reporting Person to the Vendors in accordance with the terms and provisions of the Option Agreement pursuant to a private transaction; (ii) the return by the Reporting Person to the Issuer and the subsequent cancellation of 24,850,000 shares of common stock held of record by the Reporting Person; and (iii) the sale by the Reporting Person to six separate individuals/entities of an aggregate 9,650,000 shares of common stock held of record by the Reporting Person.

The Reporting Person remains as a director of the Issuer.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

For the purposes of this Statement, the Reporting Person is reporting herein that as of May 7, 2007, the Reporting Person is the beneficial owner of 1,000,000 (or approximately 1.2%) of the Issuer’s common stock.

For the purposes of this Statement, the Reporting Person is reporting herein that as of May 7, 2007, the Reporting Person has the sole power to vote or to direct the voting or, or to dispose or to direct the disposition of, 1,000,000 shares (or approximately 1.2%) of the Issuer’s common stock.

b)	Transactions Within the Past 60 Days.

As of May 7, 2007, and within the sixty day period prior thereto, with the exception of that certain transaction reported on the Schedule 13D filed with the Securities and Exchange Commission on April 24, 2007, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

c)	Certain Rights of Other Persons.

As of May 7, 2007, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM7. MATERIAL TO BE FILED AS EXHIBITS
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2007	By:	/s/ PAUL DOUGLAS BROCK
Paul Douglas Brock